VIA EDGAR AND FACSIMILE (202-772-9210)

January 12, 2009

Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pegasystems Inc.
Response to Comment Letter dated December 16, 2008
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 10, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 4, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 6, 2008
File No. 001-11859

Dear Mr. Kronforst:

On behalf of Pegasystems Inc. (the “Company”), I am responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated December 16, 2008 (the “Comment Letter”) to Mr. Alan Trefler, Chief Executive Officer of the Company, with respect to the Company’s Annual Report on Form 10-K, which was filed with the Commission on March 10, 2008 (the “Form 10-K”), the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”), which was filed with the Commission on April 4, 2008 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, which was filed with the Commission on November 6, 2008 (the “Form 10-Q”).

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2007 Compared to 2006

Revenue, page 24

Securities and Exchange Commission

January 12, 2009

1. Your response to prior comment 4 does not appear to address our comment as it relates to follow-on sales. You disclose in various places including your business strategy section on page 4 that you focus on generating follow-on sales subsequent to the sale of initial limited licenses. Considering the significance of the role that follow-on sales appear to play in your overall business performance, please tell us how you considered discussing follow-on sales in your Management’s Discussion and Analysis of Financial Condition and Results of Operations pursuant to Section III.B.1 of SEC Release 33-8350.

The Company will consider disclosing a meaningful metric regarding follow-on sales starting no later than with the Company’s Form 10-Q for the quarter ended March 31, 2009.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Elements of Compensation

Bonuses, page 17

2. We refer to your response to prior comment 10. Please provide further support for your conclusion that the specific internal numerical performance targets used in determining cash bonuses for named executive officers are not material to investors’ understanding of the company’s executive compensation policies or decisions for fiscal 2007. In this regard, we note the disclosure in your proxy statement indicating that the “Funding Percentage” used to determine the size of the bonus pool is based 70% in the aggregate on achievement of your revenue, bookings and profitability performance targets. In your next response letter, please clarify for us why you believe that quantitative disclosure of corporate performance targets that collectively appear to impact significantly the size of the bonus pool is not material to investors’ understanding of your executive compensation policies and decisions, particularly given the significant percentage of each named executive officer’s total compensation that is represented by bonus payments.

The Company believes that the following elements are material to an investor’s understanding of the annual cash bonus compensation payable to its named executive officers for fiscal year 2007:

(1)	the target cash bonus payment that each named executive officer was eligible to receive;

(2)	the criteria used to determine the percentage of such target cash bonus payment that was ultimately paid to each named executive officer;

(3)	the relative percentage weighting of those criteria; and

Securities and Exchange Commission

January 12, 2009

(4)	the relative difficulty in achieving those criteria, based on the actual level of achievement for the past three years.

The Company has disclosed all four of these elements to its investors. The target cash bonus payments were disclosed on a Current Report on Form 8-K and the three remaining elements were disclosed in the Compensation Discussion and Analysis section of the Proxy Statement (the “CD&A”). The Company believes that whether the numerical target for any specific criterion is one number or another is not nearly as important to an understanding of the Company’s executive compensation policies and decisions as is an understanding of the nature of the relevant criteria, how they are weighted and how difficult they are to achieve.

In its comment, the Staff appears to be asserting that 70% of the aggregate cash bonus payment made to each of the Company’s named executive officers was based on the Company’s achievement of its specific internal numerical performance targets related to revenue, bookings and profitability (the “targets”). This assertion, however, is not accurate because, as described in the CD&A, 50% of each such bonus payment for each named executive officer (other than the Company’s Chief Executive Officer) was determined by the Chief Executive Officer in his discretion, after consultation with the Compensation Committee, based on his evaluation of such officer’s performance against the Company’s operational plan for fiscal year 2007. In fact, as shown in the chart below, the payments made under the Corporate Incentive Compensation Plan (the “Incentive Plan”) in 2007 related to the Company’s achievement of the targets represented less than 11% of each named executive officer’s (other than the Chief Executive Officer) total compensation for that year. With respect to our Chief Executive Officer, as described in the CD&A, Mr. Trefler receives a below-market base salary and no other cash or stock-based compensation (other than a bonus payment under the Incentive Plan) due to his status as a significant shareholder. Therefore, while the portion of his 2007 Incentive Plan payment attributable to the Company’s achievement of the targets represented a higher percentage of his total compensation, as compared to the other named executive officers, the Company does not consider this difference to be material in light of the fact that his total compensation is intentionally set at a lower level relative to those officers given his status as a significant shareholder.

Securities and Exchange Commission

January 12, 2009

A. Name and Principal Position	B. Amount of 2007 Incentive Plan Payment Attributable to Achievement of Corporate Financial Goals Related to Revenue, Bookings and Profitability ($)	C. Total 2007 Compensation ($)	D. Percentage of Total 2007 Compensation Attributable to Column B Payment
Alan Trefler Chairman and Chief Executive Officer	146,475	451,268	32.5%
Craig Dynes Chief Financial Officer	41,501	531,571	7.8%
Douglas Kra Vice President of Global Services	37,433	404,923	9.2%
Edward Hughes Senior Vice President of Global Sales	60,137	572,184	10.5%
Michael Pyle Vice President of Product Development	37,433	389,964	9.6%

For the reasons stated above, the Company believes that quantitative disclosure of the specific Targets is not material to investors’ understanding of the Company’s executive compensation policies or decisions for fiscal year 2007.

The Company also notes that the largest single component of the Targets, license bookings, is not publicly reported by the Company and cannot be reliably compared to the reported results of other companies in the industry. License bookings is an internal metric used by the Company to track the amount of new license signings for the purposes of calculating sales commission and for various other purposes. The calculation of this metric includes a number of complex adjustments from the gross amount of license fees stated in the relevant contracts, and accordingly the metric would not give investors accurate insight into the performance of the Company.

Elements of Post-Termination Compensations, page 20

3. We refer to your response to prior comment 11. Given that your employment offer letters do not define what constitutes termination “without cause,” you should briefly describe for investors any resulting risks or uncertainties that might therefore arise in the event that one or more of your named executive officers are terminated.

The Company believes that the term “cause” as used in these employment offer letters would be construed consistently with Massachusetts case law, which generally defines “cause” in this context to mean that the Company had a reasonable good faith basis for dissatisfaction with the employee, due to lack of capacity or diligence, failure to conform to usual standards of conduct, or other culpable or inappropriate behavior, or grounds for discharge reasonably related, in the Company’s good faith judgment, to the needs of the business. The Company will include this additional disclosure in the CD&A included in its future proxy statement filings with the Commission.

Securities and Exchange Commission

January 12, 2009

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Part I. Financial Information

Item 4. Controls and Procedures

(b) Changes in Internal Control over Financial Reporting, page 22

4. We refer to your response to prior comment 6. In your next response letter, please explain why it is not currently possible for the company to provide an estimated timeframe for remediation of its identified material weakness in internal control over financial reporting. In this regard, we note also the disclosure in your Form l0-Q stating that “the material weakness will not be considered remediated until the controls are operational for a period of time...” (italics added). Please provide an estimate of how long you expect the newly-implemented controls will need to be operational before you can assess their effectiveness, or explain why you are unable to provide such an estimate.

The Company has implemented measures to remediate the material weakness disclosed in its recent filings. Due to the complexity of this material weakness, the multiple remediation steps and related testing required to determine that this material weakness has been remediated, the Company was not able to provide a reliable estimate of when this material weakness will be remediated. However, in future filings, the Company will revise its Controls and Procedures disclosures to state that it will not consider this material weakness remediated until successful testing of the effectiveness of the remediation procedures as of the end of the applicable fiscal year is completed.

Part II. Other Information

Item 1A. Risk Factors, page 23

5. We note you updated your risk factors to disclose that a significant portion of your revenues and receivables are due from customers in the financial services and insurance industries. Please explain to us what consideration you gave to including similar disclosure in your footnotes pursuant to paragraph B-38 of SOP 94-6. As part of your response, tell us how you considered quantifying the percentage of your revenues and receivables due from customers in these industries.

The Company quantifies and discloses concentration of credit risk associated with individual customers accounting for more than 10% of the Company’s total revenue, outstanding trade receivables and short and long-term license installment receivables in the Segment Reporting footnote. Some of these customers are members of the financial services and insurance industries. The Company analyzed the risk associated with the specific revenues and receivables associated with its financial services and insurance customers, individually and as a group, and

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January 12, 2009

concluded that it was not reasonably possible that events would occur in the near term that would cause a severe impact to the Company (See paragraphs 7 and 21 of SOP 94-6). Accordingly, the Company believes its footnote disclosure complies with SOP 94-6. The Company will continue to examine the risk associated with its financial services and insurance customers and will update its disclosure in future filings as necessary.

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The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact me at (617) 866-6136. Thank you.

Very truly yours,

/s/ Shawn Hoyt
Shawn Hoyt,
General Counsel and Secretary

cc:	Jennifer Fugario, SEC Staff Accountant
Mark Shannon, SEC Staff Accountant
Katherine Ray, SEC Staff Attorney
David Orlic, SEC Special Counsel
Robert V. Jahrling, Esq